EXHIBIT 99.4

Fuxing China Group Limited

(Incorporated in Bermuda)

(Company Registration No. 38973)

CIRCULAR TO SHAREHOLDERS

16 July 2025

Dear Shareholders

We are pleased to enclose printed copies of the Notice and accompanying Proxy Form of the upcoming Special General Meeting in relation to the proposed disposal of the entire equity interest held by the Company’s wholly-owned subsidiary, Jade Star Group Holdings Limited, in Jinjiang Jianxin Weaving Co., Ltd. (“Proposed Disposal”) to be held on 31 July 2025. In line with the Company’s sustainability strategy, we are implementing the use of electronic communications. In this regard, the circular in relation to the Proposed Disposal (the “Circular”) has been made available for download or online viewing at SGXNET at the URL: https://www.sgx.com/securities/company-announcements, from the date of this letter. You will need an internet browser and a PDF reader to view the Circular.

We sincerely hope that you will join our sustainability efforts and embrace e-communications. However, if you still wish to obtain printed copies of the Circular, please complete the Request Form below and email it to oilinfxcg@gmail.com.

Yours sincerely

For and on behalf of

Fuxing China Group Limited

Hong Qing Liang

Executive Chairman

REQUEST FORM

Please download, complete and sign this Request Form and send it by email to oilinfxcg@gmail.com. We regret that incomplete or improperly completed request forms will not be processed.

Please send me a printed copy of the Circular.

Name(s) of Shareholder(s):

NRIC/Passport/Company Registration No:

The shares are held by me/us under or through:

☐ CDP

☐ Physical Scrip

☐ CPF Investment Scheme/Supplementary Retirement Scheme

Address:

Signature(s):                                                                                                     Date:

Note: By completing, signing and returning the Request Form to us, you agree and acknowledge that we and/or our service provider may collect, use and/or disclose your personal data, as contained in your Request Form, or which is otherwise collected from you (or your authorised representative(s)), for the purpose of processing and effecting your request.